Exhibit (h)(xviii)

AMENDED AND RESTATED

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of the 1st day of February, 2021, as last amended and restated as of August 7, 2025, by and between Gotham Asset Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of the Gotham Index Plus Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s “Other Expenses,” (excluding taxes, dividend and interest expense on short sales of securities, interest, extraordinary items, and brokerage commissions) do not exceed the levels described below (the “Expense Limitation”); and

WHEREAS, effective January 28, 2022, the Adviser extended the term of this Agreement for an additional one year period ended January 31, 2023; and

WHEREAS, effective January 28, 2023, the Adviser extended the term of this Agreement for an additional one year period ending January 31, 2024; and

WHEREAS, effective January 28, 2024, the Adviser extended the term of this Agreement for an additional two year period ending January 31, 2026; and

WHEREAS, effective August 7, 2025, the Adviser desires to extend the term of this Agreement for an additional period ending January 31, 2027.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s “Other Expenses” (exclusive of taxes, dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions), do not exceed (on an annual basis) for the period from February 1, 2021 through January 31, 2027:

Institutional Class	0.15%
Investor Class	0.15%

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement and prior expense limitation/reimbursement agreements for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The recoupment of fees waived or expenses reimbursed are limited to the lesser of (a) the Expense Limitation in effect at the time fees were waived or expenses were reimbursed, or (b) the Expense Limitation in effect at the time of recoupment.

Term. This Agreement shall terminate on January 31, 2027, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Expense Limitation/Reimbursement Agreement to be executed in its name and on its behalf by its duly authorized representative as of August 7, 2025.

GOTHAM ASSET MANAGEMENT, LLC

By:	/s/ Louis LaRocca
Name:	Louis LaRocca
Title:	General Counsel & CCO

FUNDVANTAGE TRUST, on behalf of Gotham Index Plus Fund

By:	/s/ Joel L. Weiss
Name:	Joel L. Weiss
Title:	President

[Signature Page to Expense Limitation/Reimbursement Agreement]